Fronteer Gold Inc.
Long Canyon Project, Elko County, Nevada
Updated Technical Report and Interim Resource Estimate

GARY L. SIMMONS, METALLURGICAL ENGINEER

I, Gary L. Simmons, do hereby certify that I am currently a Metallurgical Engineering Consultant and owner of G. L. Simmons Consulting, LLC, 105 Chapel Road, Clyde Park, Montana 59018 and:

1.

I graduated with a Bachelor of Science degree in Metallurgical Engineering from the Colorado School of Mines in 1973. I have worked as a metallurgical engineer in the mining industry for more than 30 years. I am a member of the Mining and Metallurgical Society of America (MMSA) and a Qualified Professional (QP) Member with special expertise in Metallurgy – Member Number—01013QP. I am also a member of the Society for Mining, Metallurgical and Exploration, Inc. (SME).

2.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101), and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

3.	I am independent of Fronteer Gold, Inc., and all of each of their subsidiaries, as defined in Section 1.4 of NI 43-101 and in Section 3.5 of the Companion Policy to NI 43-101.

4.	I visited the Long Canyon project site most recently on May 25-26, 2010.

5.

I am responsible for Section 16.0 (Mineral Processing and Metallurgical Testing) in this report titled, “Updated Technical Report on the Long Canyon Project, Elko County, Nevada ”, dated February 25 th, 2011 (the “Technical Report”).

6.	I have had no prior involvement with the property or project, other than on-going consulting activities for Fronteer that are the subject of the Technical Report .

7.

As of the date of the certificate, to the best of my knowledge, information, and belief, this Technical Report contains all the scientific and technical information that is required to be disclosed to make this technical report not misleading.

8.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 25th day of February, 2011 in Denver, Colorado.

Gary L. Simmons